Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-           )

Subject Companies:

Ardagh Metal Packaging S.A.

Gores Holdings V, Inc.

(Commission File No. 001-39429)

The following is a transcript of an investor call held by Ardagh Metal Packaging S.A. and Gores Holdings V, Inc. on Tuesday, February 23, 2021.

Ardagh Metal Packaging (“AMP”) Transaction Announcement Script Opening of the Call (Eric Hackel, Deutsche Bank):  Good morning everyone – this is Eric Hackel from Deutsche Bank. We are very excited to announce the de-SPAC transaction between Gores Holdings V and Ardagh Metal Packaging, otherwise known as AMP, the beverage can business of Ardagh Group. Thank you for joining our announcement call today. Before we begin, I would like to remind everyone that our remarks contain forward-looking statements and we refer you to slides 1 and 2 of the accompanying investor presentation for a detailed discussion of these forward-looking statements and associated risks. With that, I would like to introduce today’s speakers: Alec Gores, Chairman of Gores Holdings V, Mark Stone, CEO of Gores Holdings V, Paul Coulson, Chairman and CEO of Ardagh Group and Chairman of Ardagh Metal Packaging, Oliver Graham, Chief Executive Officer of Ardagh Metal Packaging and David Bourne, Chief Financial Officer of Ardagh Metal Packaging. I will now turn the call over to Alec Gores Introduction (Alec Gores, Chairman of Gores Holdings V):  Thank you Eric and good morning, everyone. I would like to thank all of you for joining. We are excited to share with you the proposed business combination between Gores Holdings V and Ardagh Metal Packaging (“AMP”), a leading global supplier of metal beverage cans  Our transaction with AMP is the seventh SPAC merger for Gores representing over $35 billion in combined transaction value. Like in our previous transactions with Hostess, Verra Mobility, PAE, Luminar, UWM and the announced transaction of Matterport, Gores Holdings V set out to find a high-quality business with an excellent management team and attractive value proposition, and we believe that AMP meets and exceeds our expectations on all fronts The transaction between Gores Holdings V and AMP represents an attractive business combination for a SPAC, at an equity value of $6+ billion. AMP is a scale leading global supplier of sustainable packaging to the beverage industry and the #2 / #3 player across its key regions in North America, Europe and Brazil   With its dynamic leadership team, industry-leading and innovative manufacturing capabilities, excellent ESG proposition and outstanding service recognition from its customers, AMP is well positioned to continue capturing highly visible growth and outperforming peers in the beverage can market. We are excited to partner together and build on this momentum to continue AMP’s growth  Now, I would like to hand over the presentation to Mark Stone to provide further detail regarding the transaction terms and highlights 1

Transaction Highlights (Mark Stone, Chief Executive Officer of Gores Holdings V):

<u>Slide 35</u> (Transaction overview)

- Thank you, Alec. For those of you who saw the press release this morning, we filed a detailed investor presentation that provides an overview of both AMP and the transaction
- We at Gores value having a world-class ownership and management team led by Paul, Ollie and David who have displayed unmatched leadership and a strong track record of transformation and innovation, and who have deep experience in the beverage can industry
- AMP is the partner of choice for the world's top beverage companies and is known for its outstanding services delivered to its customers on a daily basis
- If you refer to p. 35 of the investor presentation, you will see that the combined company will have an estimated pro forma enterprise value of $8.5 billion and an equity value of approximately $6.1 billion at closing
- $525 million cash in trust at Gores Holdings V and $600 million via a PIPE will deliver $1.1 billion of new equity
- On top of that AMP will raise $2.3 billion in new net debt, which combined will deliver $3.4 billion in cash proceeds to Ardagh, listed at the NYSE with the ticker "ARD"
- Ardagh will retain ~80% ownership in AMP post close
- The mentioned $2.3 billion in net debt represent 3.3x 2021 Pro Forma Adj. EBITDA. Given the strong cash flow characteristics we expect AMP to delever to around 2.3x in 2023E
- I will now turn it over to Paul Coulson, to discuss AMP and expand on some of the company's recent developments and potential moving forward

Introduction of AMP (Paul Coulson, Chairman and CEO of Ardagh Group and Chairman of AMP):

<u>Slide 6</u> (AMP is a compelling investment opportunity)

- Thank you Mark. I am delighted to present AMP to you today
- I will be referring to slides 6 and 7 of the presentation during my remarks
- AMP is a very attractive investment for a number of reasons
    - It is the only 100% beverage can play of scale in the market
    - AMP is a leading player in each of its markets, top 2 or 3 player in every case
    - AMP is an outstanding ESG investment – its products are 100% infinitely recyclable and aluminum is one material that can become 100% recycled in time
    - AMP's multifaceted growth is supported by long term megatrends in each of its markets as well as environmentally-conscious end consumers who are driving an

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inflection point in beverage can demand - Ollie will speak to that in some detail, but it gives us great confidence in the longevity of AMP’s growth trajectory AMP has outsized relevance to our customers because Ardagh Group has large Glass relationships that complement the strong BevCan relationships with the largest beverage companies in the world, including the major brewers and spirits companies. This gives AMP outsized relevance that no other can manufacturer has and is a great benefit for the company Over many years, I have fostered an entrepreneurial owner manager culture throughout the Group. The management team acts as owners. We have nimble decision making because we understand risk in the business and we have few layers of management. For example, having identified a brownfield site in Ohio (close to an existing AMP site) for a planned new expansion by AMP, we executed an agreement within five days and concluded the purchase in December 2020. We got a great site at a great price and work is under way on a new can and ends facility, with production due to commence later this year. In addition, we have a fantastic team at AMP. They deliver every time And the financials are very impressive. Under our plan EBITDA will double by 2024 on the back of a 52% growth in volume. And this is all backed by attractive customer contracts o o o o  Moving to slide 7, AMP’s platform is well-invested and positions the company perfectly to capitalize on the tremendous growth opportunities ahead  When Ardagh acquired the business in 2016 we knew we were getting great teams and a well-run business, with excellent potential opportunity for expansion. The business represented the divested assets of the Ball / Rexam merger and in 2016 it was a combination of two businesses - some Ball and some Rexam plants and teams. Today, it is a strong and fully-integrated business, has exceeded our expectations, and is positioned for accelerated long-term growth We have repositioned the business significantly and invested in operations - particularly in specialty cans - and in talent. We have targeted and won fantastic high growth customers in great new categories, including hard seltzers (with all the major players in the US) and sparkling waters, while deliberately reducing our exposure to larger slower growth categories   We have developed and are executing a leading sustainability strategy - concentrating on environmental and ecological barriers to a greener planet but also focusing on the social agenda of the communities in which we operate. Ollie will talk about this in more detail. My board is passionate about sustainability in all its dimensions and we believe it represents a long-term tailwind for our business 3 Slide 7 (Well-invested platform primed to capitalize on exceptional growth opportunity)

 For the period 2021 to 2024 we have ambitious growth plans, fully backed by great customers, which Ollie will outline, as well as an active pipeline of other highly attractive opportunities in that plan period and beyond  Our investment of $1.8 billion will increase capacity by almost 55% and will double EBITDA by 2024. These plans will generate significant cashflow and will require no further equity  AMP’s attractions will be further enhanced by its expanded free float, valued at $1.2 billion, ensuring meaningful liquidity in its stock. Following the completion of the transaction, which we expect by late-May, AMP will be listed, with a free float of 20% and the balance owned by Ardagh Group, as outlined by Mark We also intend to operate AMP with net financial leverage in the 3 to 3.5 times EBITDA area, in line with its peers and allowing the company to grow its business strongly. And, as I have noted, we expect AMP’s impeccable ESG credentials to further enhance its attraction to investors   To conclude, this is a fantastic business at a very exciting point on its growth journey. AMP’s positioning and plans represent a compelling proposition and Ardagh intends to remain a committed long-term majority owner. With that I would like to hand it over to Ollie Graham, CEO of AMP AMP Overview (Oliver Graham, CEO of Ardagh Metal Packaging):  Thank you very much Paul. Great to be here and I’ll start with a few key highlights of AMP. Please refer to p. 9 of the presentation  To give you some context, the plan we are setting out today was developed BY US as part of our regular long-term planning cycle and was signed off by our Board in the second half of 2020. The AMP Management team owns this plan and it is based on the growth opportunities that we see right in front of us and are positioned to exploit Looking at AMP today, the company is a leading global player with 24 production facilities with the 24th just being acquired late last year, located in Huron, OH We have a well invested asset base, with highly experienced and best-in-class teams    Our assets in Europe and Brazil are mostly the former Ball assets, while the ones in North America being the former Rexam assets. In Brazil, we invested in an ends plant shortly after the acquisition, which is located in Manaus In addition, AMP is a leader is specialty cans with well over 40% of our volumes being in specialty formats and a highly attractive footprint in all regions Finally, as I will outline later on, we are seeing very strong market growth rates, which we expect to continue for the foreseeable future   4 Slide 9 (AMP is a global leader in sustainable aluminum packaging solutions)

   Moving on, I would like to talk about our ESG proposition as shown on slide 10 Today, AMP is a leader in sustainability not only in our industry but across packaging We have a clear sustainability strategy that covers all aspects - environmental, ecological and social  On the environmental side, we have committed to adopt Science Based Sustainability Targets and are targeting a 27% reduction in CO2 by 2030  On the ecological side, it is about ensuring and promoting the circular economy for which aluminum is one material that can become 100% recycled in time, as Paul mentioned earlier  And last but not least, we are a leader on social sustainability and are focused on giving back to the communities in which we operate in, as well being committed to the diversity and inclusion agenda  As Paul mentioned earlier, you can see on slide 16, Ardagh acquired the business in 2016 as part of the Ball / Rexam combination  We took the time after the acquisition to integrate the various assets and combine them into a truly unified and top-performing organization  In parallel, we started to target new high growth beverage categories but also new faster growing customers, which helped us to significantly diversify and improve our customer mix, especially in North America Further, we shifted our focus towards higher growth and higher margin specialty cans. ~85% of the capacity that will be added under our growth plan is in specialty can, which is a key driver for our profitability as specialty cans will make up well over 50% of our product portfolio going forward   On top of this transformation process and the resulting benefits, the medium and long-term industry dynamic is very favorable, mostly driven by changing consumer preferences and sustainability awareness, both of which I will return to later on 5 Slide 16 (Management-driven transformation to growth platform) Slide 10 (Leading the way in sustainability – environmentally, ecologically and socially)

 Referring to p. 17, in the foreseeable future, we see ourselves outpacing our competitors’ growth rates, as we add a greater share of capacity over the period to 2024, all backed by contracts with our excellent customers Our plan is not targeted on taking share from any of our competitors, but more a reflection of our faster growing customers, for which – as I indicated – we have positioned AMP over the last few years   If we break that down by region, in North America, for example, we are favorably positioned with the hard seltzer and the sparkling water producers. In Brazil, we are growing with the large customers, which are putting us higher in their supply mix, which means we are gaining share naturally. In Europe, we are the #1 player in the UK and Germany, which are among the strongest growing regions across Europe in terms of beverage can volumes. I will talk about the regional market growth characteristics later on as well Similar to our top line, we expect to grow our profitability faster than our competitors, which is again based on our underlying customer mix, our continued focus on specialty can growth and, as our asset base grows, positive operating leverage through fixed cost absorption In terms of growth and profitability, we believe we are a great prospect in the industry    On slide 18, you will see that strong industry growth in beverage cans is the result of multiple favorable megatrends, which vary by geography In North America, new products and emerging categories are most significantly driving growth - the design and sustainability positioning of the can, coupled with the shift to specialty, are key positives over other substrates. It is estimated that around 75% of new beverage product launches are now in cans Europe is leading the way on sustainability, and both consumers and regulators are driving increased use of aluminum in place of plastic. New products and specialty cans also drive this market The Brazil market, currently the fastest growing of our markets, benefits from strong overall GDP growth and a change to one way packaging – away from returnable glass bottles. These megatrends will ultimately affect all markets, and sustainability and new product trends driving growth in Europe now, will be a tailwind in Brazil 5-10 years from now In addition, across the board, for retailers and others in the supply chain, the can’s transportability, efficiency and robustness all enhance its appeal     6 Slide 18 (Multifaceted growth driven by long-term megatrends) Slide 17 (Pre-eminent pure play beverage can company focused on 100% sustainable products)

 It’s worth highlighting on slide 20, that the conversion opportunity from plastic, which is facing significant consumer and regulatory pushback, is massive. While we don’t underestimate the plastics industry, the cost of recycling plastic will be significant and consumers will be the ultimate determinant and a shift of only 1% of the current plastic market to aluminum would translate to a 5% increase in industry volume demand in beverage cans, equal to nearly all of the capacity being added through AMP’s current expansion plan  On slide 21, the growth we expect for the foreseeable future in the industry represents an inflection point and a fundamental change in demand. The market is short and supply is unable to maintain pace with projected demand growth for years to come Historically the industry had grown at 3-4% rates in established markets. Those same markets, North America and Europe, today are growing at a 5-7% rate. Brazil is projected to grow at up to 10% annually   Add to this the estimates of up to 10 billion cans imported or not supplied to the NA market in 2020, as well as the backlog in pack mix conversion to metal due to a lack of supply – and it is clear that it will take the industry many years to catch up to current demand levels  As outlined on slide 22, we have a very diversified customer base, and our capacity is fully backed by multi-year agreements. Our customer base includes an attractive mix of traditional brand leaders and higher growth new market entrants  We are over 95% contracted out to 2022 and expect to be largely contracted through 2024 by end of this year. Our customers are very focused on making sure they can support their growth plans in the years ahead and, recently, we have seen contract renewals accelerated and contract durations lengthen to ensure this is the case  When you flip to slide 23, you will see the set of projects that are in our Business Growth Investment plan Everything that is shaded blue on this page is what we called “under our roof”, which means an add-on or extension to an existing plant. These projects carry limited execution risk, as we can leverage our existing infrastructure and skillbase, in contrast to greenfield projects, where there are challenges of permitting, hiring and training   If you take North America as an example, we have three main projects that will add over 10 billion cans by the end of 2022. The first, in Olive Branch, Mississippi, has seen us recently 7 Slide 23 (Opportunity to partner with AMP on significant expansion plan) Slide 22 (Highly visible forecast backed by customer contracts) Slide 21 (Current supply is sold out; Future new capacity is pre-sold) Slide 20 (Long-term industry tailwinds driven by consumer preferences) [only short reference]

add two high speed lines to our existing plant. Work is under way to replicate this investment in Winston-Salem, North Carolina. And our brownfield plant, that Paul referred to earlier, will be in Huron, Ohio where we can leverage the existing infrastructure and workforce at our nearby Fremont facility, some 40 minutes’ drive away. I should note that our North American team is highly experienced and has previously built several new plants in Central America Similarly, in Europe, ALL of our projects are under our own roof. And, in Brazil, our Jacarei, Alagoinhas and Manaus expansions are under the roof and we have one greenfield facility in our plan. The team that is building the greenfield will use the same supplier base and external contracts to secure all the resources that we need to deliver that project. This same team has built new plants in Brazil over the years, including most recently our Manaus ends plant in 2018 So, in summary, our $1.8bn investment program is significant, in keeping with the opportunity we see ahead, but we are convinced that it is as safe as a plan as you will find in the beverage can industry    This investment program offers attractive returns and is highly free cash flow accretive  As illustrated on p. 26, we have significant growth opportunities beyond our current capacity expansion plans that fall into a several different categories  These primarily include projects in each of our existing geographies. In the US, expanding the greenfield in Brazil and exploring expansion in southern Europe. We would proceed with those potential opportunities when those are fully backed by customers and we will update if and when they come to fruition  Our customers are also talking to us about entering new geographies, which we would be open to doing with appropriate customer contract backing  Finally, our marketing efforts are designed to identify and align with new and emerging players and beverage categories, as we did with hard seltzers. We are investing in new technologies to allow us to do smaller runs and to support companies as they grow, which drives organic growth opportunities for AMP We see these as realistic opportunities that could be additive to our plan   I will now turn it over to David, who will go through out financial projections including the impact of our BGI program 8 Slide 26 (Compelling growth trajectory)

Financial Overview (David Bourne, CFO of Ardagh Metal Packaging):  Thank you very much, Ollie On slide 31, as Paul and Ollie set out, you can see our growth is at an inflection point. We expect a CAGR of 12% for revenue and 20% for EBITDA from 2020 to 2024   Revenue growth is accelerated in the North America and Brazil regions, underpinned by favorable supply / demand dynamics in both locations, which we expect to be a long-term tailwind  European growth will be underpinned by new product launches, sustainability tailwinds and mix shift to specialty can sizes  EBITDA growth exceeds volume growth, driven by the mix shift to specialty cans across all geographies, by improved customer terms, through the operating leverage our growing operation naturally brings and by our strong focus on continuous improvement  That will translate into the financial projections shown on slide 32. Revenue will grow from $3.5 billion in 2020 to $5.5 billion in 2024  The middle chart demonstrates the results of the BGI investments, as EBITDA grows from $545 million in 2020 to over $1.1 billion in 2024, with strong progress in margins, principally due to specialty share growth and positive operating leverage Note that BGI dollars invested by the time this transaction closes result in a 2021 PF Adj. EBITDA of $704 million Free cash flow conversion on right hand side will reach 90% at the end of the plan period    With that, I will hand back to Alec for his final remarks Concluding Remarks (Alec Gores, Chairman of Gores Holdings V):  Thank you, David. As you can see, AMP is truly our ideal partner given its exceptional positioning in a rapidly growing market, strong management team and compelling growth opportunities. We expect AMP to experience continued success in the public markets as they drive this industry forward  I will now pass it over to Mark to conclude with some final transaction details 9 Slide 32 (Projected financial performance) Slide 31 (Projected financial key assumptions)

Next Steps (Mark Stone, Chief Executive Officer of Gores Holdings V):   I would like to end by thanking everyone again for their time today and listening to our story With respect to next steps, please stay tuned as Gores Holdings V will file a preliminary proxy statement in connection with the proposed business combination with the SEC and will mail a definitive proxy statement and other relevant documents to its stockholders. The proxy statement will contain important information about the proposed business combination. And, finally, the proposed business combination is subject to the approval of Gores Holdings V stockholders   We anticipate the transaction will close in the second quarter of 2021 For any questions, please feel free to follow-up with Gores, Ardagh, Citigroup or Deutsche Bank, our lead capital markets and financial advisors This concludes today’s call and thank you once again for your interest  10

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the business combination agreement, (i) Ardagh Metal Packaging S.A. (“AMPSA”) is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) that will constitute a prospectus of AMPSA and include a proxy statement of Gores Holdings V, Inc. (“GHV”) (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the business combination agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the business combination agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about GHV, AMPSA and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. Ardagh Group S.A. (the “Company” or “AGSA”), GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed business combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed business combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination

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by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed business combination on AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed business combination; (vii) the ability to maintain, prior to the closing of the proposed business combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed business combination, AMPSA’s shares on the New York Stock Exchange; (viii) the price of GHV’s securities prior to the closing of the proposed business combination, and AMPSA’s shares after the closing of the proposed business combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This document relates to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT — EEA AND UK RETAIL INVESTORS

The shares to be issued by AMPSA in the business combination (the “AMPSA Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

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